FOIA Confidential Treatment Requested by West Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

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October 8, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention:         Jennifer Thompson

Re:	West Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 1-35846

Dear Ms. Thompson:

West Corporation (the “Company”) has received and reviewed the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) raised in your letter dated September 24, 2015 (the “Comment Letter”) regarding the Staff’s review of the above-mentioned filing and has submitted its responses below. For the convenience of the Staff’s review, the Company has set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.

Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter bracketed below pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). Information that has been omitted in the EDGAR version of this response letter has been noted with a placeholder indentified by the mark “[**].”

In accordance with Rule 83, the Company requests confidential treatment of the highlighted and bracketed portions (the “Confidential Information”) of this response letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

West Corporation

11808 Miracle Hills Drive

Omaha, NE 68154

Attention: Jan D. Madsen, Chief Financial Officer

Telephone: (402) 963-1200

Securities and Exchange Commission

October 8, 2015

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue by segment, page 38

1.	Reference is made to Note 17 Segments on page F-39 and Note 10 Income Taxes on page F-26 where you have generated 23% of revenue, and 69% of your pretax income from foreign operations in fiscal year 2014, respectively. In view of the material revenue and pretax income generated from your foreign operations, please tell us what consideration you gave to expanding upon your results discussion to include additional qualitative and quantitative reasons for any material changes in results or known trends in your foreign operations. For example, revenue attributable to Asia–Pacific decreased during the periods presented while it increased in other jurisdictions. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: The Staff is correct in noting that in 2014, 23% of our revenue and 69% of our pretax income was from foreign operations. In comparison, earnings before interest and tax percentages for domestic and foreign operations in 2014 was 70% and 30%, respectively. The foreign pretax income percentage is greater than the domestic percentage and appears disproportionate when compared to the percentage of foreign revenue to total revenue as our debt and resulting interest expense is held domestically and not allocated to the foreign subsidiaries. Foreign revenue as a percentage of total revenue in 2014, 2013 and 2012 was 23%, 24% and 24%, respectively. Foreign earnings before interest and taxes as a percentage of total earnings before interest and taxes (EBIT) for 2014, 2013 and 2012 was 30%, 31% and 30%, respectively. Beginning with the 2015 third quarter Form 10-Q, we will disclose the domestic nature of our interest expense related to the debt used to fund the business and consider the need for enhanced disclosure of material changes or known trends in our foreign operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company does disclose in its notes to the consolidated financial statements the revenue derived from the United Kingdom as it exceeds 10% of total revenue. In light of the relatively unchanged revenue and EBIT figures in prior periods, the Company did not believe material changes/trend disclosure was necessary.

The Staff noted that revenue attributable to Asia–Pacific decreased during the periods presented while it increased in other jurisdictions. The Company did disclose that revenue in the Asia-Pacific and Europe, Middle East and Africa (“EMEA”) regions grew to $473.2 million, an increase of 0.6% over 2013 primarily related to volume growth in EMEA. The decrease in revenue attributable to Asia-Pacific of $10.3 million represented less than 0.5% of consolidated revenue. Therefore, the Company did not consider this to be a material change. In future filings, the Company will consider the need for enhanced disclosure of material changes or known trends in our foreign operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 15. Exhibits and Financial Statement Schedules

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October 8, 2015

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Consolidated Statements of Cash Flows, page F-5

2.	We note your presentation of operating cash flows under the indirect or reconciling method, and that you began your reconciliation with “[i]ncome from continuing operations.” ASC 230-10-45-28 requires adjusting net income to net cash flow from operating activities, or beginning with net income in presenting operating cash flows under the indirect method. Please tell us how your presentation complies with ASC 230-10-45-28.

Response: In connection with the Company’s presentation of certain of its agent based businesses as a discontinued operations in its consolidated financial statements, the Company chose to separately disclose cash flows related to discontinued operations in the consolidated statement of cash flows, although this presentation is not required pursuant to ASC 230-10-45-24. In a speech at the 2005 AICPA National Conference on Current SEC and PCAOB Developments, Joel Levine, an Associate Chief Accountant of the SEC Staff stated that if a registrant chooses to separately report cash flows for discontinued operations, the disclosure should be made in keeping with the basic principle of ASC 230: all cash flows must be reported as operating, investing, or financing activities. The Company interpreted Mr. Levine’s comments to indicate that an acceptable presentation alternative would be the separate disclosure of cash flows for all three categories (operating, investing, and financing), when applicable, either in detail or as a net cash inflow (or outflow) as follows:

SOCF Categories	Presentation
Operating	Continuing Discontinued (in detail or net) Total Operating Cash Flows
Investing	Continuing Discontinued (in detail or net) Total Investing Cash Flows
Financing	Continuing Discontinued (in detail or net) Total Financing Cash Flows

The Company further interpreted this alternative presentation, which uses the first sub-total in the calculation as “cash flows from continuing operations,” to allow the reconciliation to begin with income from continuing operations rather than net income. The Company concluded that the guidance with respect to the separate presentation in the statement of cash flows of discontinued operations (net) in each of the three cash flow categories was unclear, and therefore believed that beginning the indirect method reconciliation with income from continuing operations was an acceptable presentation.

However, in light of the Staff’s comments, beginning with the 2015 third quarter Form 10Q, the Company will modify the presentation in the statement of cash flows to begin with net income and include the (income) loss from discontinued operations, net of income taxes as an adjustment to reconcile net income (loss) to net cash provided by operating activities. See below for an example of this presentation for the year ended December 31, 2014:

Net income	$158,405
Adjustments to reconcile net income (loss) to net cash provided operating activities:
Income from discontinued operations, net of income taxes	(23,794)

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October 8, 2015

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In future filings beginning with the 2015 third quarter Form 10Q, the Company will also disclose the nature of the change in presentation in the notes to the financial statements in the Company’s note 1, Organization, Consolidation and Presentation of Financial Statements.

Notes to Consolidated Financial Statements

4. Goodwill and Other Intangible Assets, page F-16

3.	We note that your finite-lived intangible assets acquired in the 2014 acquisitions are being amortized over a period up to 20 years. Please tell us how you developed the amortization period for each your finite-lived intangible assets and disclose the weighted average amortization period by major intangible asset class. Refer to the disclosure requirements of ASC 350-30-50-1. Lastly, please explain to us the method of amortization (i.e. straight-line or accelerated) you are using for your customer relationships and your basis for the chosen method. Refer to ASC 350-30-35-6 for guidance.

Response: In estimating the value of any intellectual property, (i.e., trademarks, proprietary technology/patents, non-compete agreements, customer relationships, etc.) associated with an acquired business, we assess the importance of each asset to the business, how these assets were created, how long they have been used in the business and how long we expect to continue to use them in the business. As part of the process, we also consider how a normal market participant would use these assets.

In estimating the life of a trademark, we consider both its recognition in the market place and whether the trademark would most likely continue to be used by a market participant. Typically, trademarks of smaller companies have a lower level of market penetration and recognition than those of larger companies. In these situations, a shorter life of 3 to 10 years is estimated for these trademarks. A shorter life reflects the comparatively higher probability that a market participant buyer would transition the trademark to one of its own, more widely recognized trademarks. A longer life of 10 to 20 years is generally estimated for larger acquisitions where the acquired entity may have brand recognition comparable to the trademarks of the acquired entity. The lives assigned to trademarks and trade names for our 2014 acquisitions of SchoolReach, 911 Enable, Health Advocate and SchoolMessenger were ten, two, twenty and ten years, respectively.

The SchoolReach trademark has a medium level of market recognition in the marketplace, and at the acquisition date the Company’s intent was to use the trademark for approximately ten years. The 911 Enable trademark has a lower level of market recognition in the marketplace, and the Company plans on transitioning the trademark to another West trademark within the first year of ownership. As such, we have estimated a two-year life for the trademark, which assumes some residual value/defensive value for the trademark once it is

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October 8, 2015

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discontinued. Given the high recognition of the Health Advocate trademark in the marketplace (largest percentage of market share), the Company’s intent at the acquisition date was to continue to use the Health Advocate trademark for at least the next twenty years. The SchoolMessenger trademark was originally submitted for registration in July of 2004 with the U.S. Patent and Trademark Office. SchoolMessenger has a 17.1% market share of the U.S. notifications market and a 1.8% market share of the district mobile applications market. The Company’s intent at the acquisition date was to continue to utilize this trademark for at least the next 10 years as it also has a medium level of market recognition.

The amortization period for proprietary technology (mostly software and software platforms) is based on the estimated useful life of the technology, generally 3 to 5 years for software and 5 to 10 years for software platforms. The remaining useful life of patent technology is generally limited to the shorter of its remaining legal life or economic benefit. For patents that cover a software process or an evolving technology, the remaining life may be shorter than the legal life of the patent due to the potential obsolescence of the process or technology prior to the expiration of the legal life of the patent. In contrast, if a patent covers a technology which is expected to be a leading technology without competing alternatives, its life could extend to the legal life of the patent. The lives assigned to technology for our 2014 acquisitions of SchoolReach, 911 Enable, Health Advocate and SchoolMessenger were two, ten, ten and ten years, respectively. The two-year life used for SchoolReach’s technology was determined as the Company intends to migrate SchoolReach’s software platform to SchoolMessenger’s platform.

In estimating the life of a non-compete agreement, the life of the contractual agreement is used for amortization purposes. The lives assigned to non-compete agreements for our 2014 acquisitions of SchoolReach, 911 Enable, Health Advocate and SchoolMessenger were four, three, four and three years, respectively.

The straight line method of amortization is used for trade names, trademarks, technology and non-compete agreements.

In estimating the life of customer relationships, the future life of the customer relationship is based upon the expected attrition rate associated with the relationship. The Company uses an amortization method based on the projected cash flows generated from the existing customers on the acquisition date. As the customer relationships age and customers are lost, the cash flows generated from these relationships decline. This amortization method reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The lives assigned to client relationships for our 2014 acquisitions of SchoolReach, 911 Enable, Health Advocate and SchoolMessenger were ten, twelve, fourteen and twenty years, respectively. In the first five years following the acquisition of SchoolReach, 911 Enable, Health Advocate and SchoolMessenger, the percentage of amortization expense on these customer relationships is expected to be approximately 81.2%, 64.4%, 55.9% and 61.7%, respectively.

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In future filings, the Company will disclose the weighted average amortization period by major intangible asset class in in the period in which the acquisition is first reported. At December 31, 2014 the weighted average amortization period by major intangible asset class for our 2014 acquisitions is noted below:

Client Relationships	14.9 years
Technology & Patents	9.9 years
Trade names and trademarks (finite-lived)	18.5 years
Other intangible assets	3.7 years
Total	14.0 years

8. Long-Term Obligations, page F-20

4.	In light of your disclosures with respect to limitations on dividends and distributions relating to your Amended Credit Agreement on page F-24 and limitations of your ability and the ability of your restricted subsidiaries to pay dividends or make distributions relating to your 2020 Senior Notes on page F-25, please provide us with your analysis of the applicability of the disclosure requirements in Rule 4-08(e)(1) and (3) of Regulation S-X. Additionally, please tell us your consideration of whether Schedule I is required pursuant to Rule 5-04 of Regulation S-X.

Response: The Staff is correct in noting that the Company’s senior secured credit facility and the indenture governing the 2020 Senior Notes include covenants restricting the ability of the Company and its restricted subsidiaries from taking various actions, including the payment of dividends or distributions. Under both the senior secured credit facility and the indenture, however, each of the negative covenants is subject to specified exceptions. In the case of dividends or distributions, each restricted subsidiary is permitted to make restricted payments (including dividends) to the Company and to other restricted subsidiaries (See Section 7.06(a)(i) of the senior secured credit facility and Section 4.07(a)(I)(B) of the indenture). Currently, the Company does not have any unrestricted subsidiaries, so the credit facility and indenture limitations on dividends and distributions by the restricted subsidiaries do not currently have a practical impact on the dividends and distributions they may pay.

Rule 4-08(e)(3) of Regulation S-X provides that disclosures are required “when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of this test, restricted net assets of subsidiaries shall mean that amount of the registrant’s proportionate share of net assets (after intercompany eliminations)

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reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.)” Applying a substantially similar definition of restricted net assets, Rule 5-04 of Regulation S-X provides for the preparation of Schedule I “when the restricted net assets (§ 210.4-08(e)(3)) of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.”

Because each of the senior secured credit facility and the indenture permits dividends to be paid to the Company by its restricted subsidiaries, the criteria for disclosure pursuant to Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X are not met, so no additional disclosure is required.

Rule 4-08(e)(1) of Regulation S-X provides for the Company to “describe the most significant restrictions…on the payment of dividends by the registrant, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions.” As of December 31, 2014, the Company had a retained deficit of approximately $2.8 billion, and for the twelve months ended December 31, 2014, the Company recognized net income of approximately $158 million and made total dividend payments to stockholders of approximately $78 million. Based on exceptions to the restricted payments covenants included in each of the senior secured credit facility and the indenture, as of December 31, 2014, the Company would have been permitted to pay dividends in an amount which exceeds the Company’s 2014 net income.

The disclosures on pages F-24 and F-25 of the Company’s 2014 Annual Report on Form 10-K presently identify the dividend payment restriction and the sources of the restriction, which are customary provisions included in agreements related to indebtedness. In future filings, the Company will note that each of the restrictive covenants is subject to specified exceptions and will further note with respect to each of the senior secured credit facility and the indenture whether the Company has sufficient permitted restricted payments capacity to make a dividend equal to the Company’s net income for such period and, in the event as of such filing the Company has positive retained earnings, the portion of the retained earnings subject to such restriction. With such additions, the Company will have disclosed the amount of retained earnings or net income restricted or free of restrictions.

14. Earnings Per Share, page F-36

5.	You disclose on page F-33 that dividends are payable in respect of shares of unvested restricted stock either at the time the dividend is paid to stockholders or upon vesting of the restricted stock in accordance with the terms of the applicable restricted stock award agreement. Please tell us in detail whether these unvested share-based awards are participating securities in accordance with ASC 260-10-45-61A and whether your earnings per share should be calculated under the two-class method in accordance with ASC 260-10-45-60B.

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Response: The unvested shares of restricted stock awarded in 2014 and 2015 have forfeitable rights with respect to dividends or dividend equivalents, and, accordingly, the Company considered whether these were participating securities that should be included in computing earnings per share (EPS) using the two-class method. The Company determined that, as these rights were forfeitable, the awards were not considered participating securities and the two-class method of computing EPS was not required. The restricted stock awarded in July of 2013 has non-forfeitable rights with respect to dividends or dividend equivalents. However, the number of awards made in July of 2013 was immaterial, consisting of 269,039 shares in total. This represents 0.32% of the approximately 84 million common shares outstanding for the Company. As of September 30, 2015, 41,088 shares remain unvested of the 269,039 shares awarded in July 2013. In accordance with ASC 260-10-45, the Company performed the analysis required under a two-class method and determined that the resulting impact to both basic and diluted EPS in each of the respective quarters, year-to-date periods, and full fiscal years since the awards were issued was immaterial in amount (less than $0.01) from the basic and diluted EPS calculation performed using the treasury stock method, and therefore the two class method and related impact on disclosures were not included in the respective SEC filings. The Company will continue to monitor the impact of the two class EPS method on these restricted awards and, if the impact continues to remain immaterial, the Company will calculate and report EPS under the treasury stock method.

17. Segments, page F-38

6.	We note you operated in two reportable segments at the end of fiscal 2014 and following your divestiture of several of your agent-based businesses on March 3, 2015 you implemented a revised organizational structure in which your five operating segments are aggregated into one reportable segment. Please address the following:

•	Compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted.

•	Provide us with your historical and projected revenues, gross margin, operating margin, and measure of segment profitability

•	Tell us the basis of organization (i.e. why the company is organized in the manner that it is).

Response: As the Staff notes, prior to the divestiture of several of our agent-based businesses, the Company operated in two reportable segments: Unified Communications and Communication Services. Communication Services was labor-intensive while Unified Communications was much less labor-intensive and delivered its products and services via technology, largely through telecommunications. Following the divestiture, the Company’s employment went from approximately 35,000 to 10,000. Unified Communications and Communication Services were led by separate presidents who were responsible for the operations of their respective reportable segments and who reported directly to the Chief

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Operating Officer of the Company. Following the divestiture both presidents left the Company and now the leadership of each of the Company’s five operating segments (discussed below) report directly to the Chief Operating Officer.

The five operating segments are structured to effectively manage the operating performance of the remaining businesses, post-divestiture, which are made up of nearly thirty companies acquired since 2003. These five operating segments share one common purpose – to provide solutions that help our clients manage or support essential communications. All of these operating segments manage and process large-scale, complex and mission critical transactions that help our clients communicate.

In anticipation of the sale of several of our agent-based businesses, the Company launched the “One West” strategy with the initial project being a rebranding of its remaining businesses under the West brand. This rebranding initiative is expected to continue through 2016. In addition, the Company has initiated several “One West” operating infrastructure and technology projects such as data center consolidations, common cloud infrastructure development, and carrier management centralization. Other “One West” opportunities to enhance the Company’s performance are under evaluation. The Company expects to continue to evolve as it implements the “One West” strategy.

The segment analysis the Company performed began with the identification of operating segments. After the operating segments were identified, we evaluated whether the operating segments represent reportable segments and/or whether two or more operating segments should be aggregated to form a separate reportable segment. As such, the analysis was structured as a two-step process:

•	Step 1 – Identify the operating segments

•	Step 2 – Identify the reportable segments

Step 1 – Identify the operating segments

ASC 280-50-1 defines operating segments as follows:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance

c.	Its discrete financial information is available.

All of the operating segments described above meet the operating segment criteria as defined in ASC 280-50-1. Operating segment presidents and leaders for each of the five operating segments all report to the Chief Operating Officer. Each operating segment has discrete financial information. Monthly financial results (revenues and expenses from business activities) are prepared at this level as was the 2015 budget. Our CEO and Chairman, determined to be the Company’s CODM, makes decisions about resources to be allocated to the operating segments and also assesses operating segment performance. Our CODM makes these investment decisions based on the best available alternatives, regardless of the operating segment.

•	The Unified Communications and Conferencing Services operating segment provides our clients around the globe with an integrated suite of unified communications and conferencing services that can transform every aspect of business by enabling personal engagement, meetings anywhere, enhanced productivity and immersive communication experiences. Services include on-demand audio conferencing, web conferencing and collaboration tools, audio and video webcasting services, operator assisted audio conferencing calls, hosted IP-PBX & enterprise call management, hosted IP trunking and hosted, managed MPLS network services, cloud based security services and system integration professional services.

•	The Interactive Services operating segment designs, integrates, delivers and manages applications, services, platforms and networks that aim to drive efficiencies for our clients and improves their customers’ experience. Services include automated customer engagement solutions, automated voice, notifications, SMS/email alerts and notifications, push notifications, voice and data network management services, multichannel preference management and campaign management and website and customer portal management.

•	The Safety Services operating segment facilitates safety agencies’ ability to receive emergency calls from citizens. Services include 9-1-1 network services, 9-1-1 solutions for enterprise VoIP and 9-1-1 telephony systems and services.

•	The Telecom Services operating segment is a leading provider of tandem switching services to service providers throughout the United States. Services include toll free origination, termination and telephone number services.

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•	The Specialized Agent Services operating segment provides our clients with specialized services using groups of highly trained employees. Services include healthcare advocacy, business-to-business and cost containment services.

Step 2 – Identify the reportable segments

ASC 280-50-10 and ASC 280-50-10(a) through (e) are included below:

280-50-10 A public entity shall report separately information about each operating segment that meets both of the following criteria:

a.	Has been identified in accordance with paragraphs 280-10-50-1 and 280-10-50-3 through 50-9 or results from aggregating two or more of those segments in accordance with the following paragraph

b.	Exceeds the quantitative thresholds in paragraph 280-10-50-12

280-50-11 Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

•	The nature of the product and services

All of these operating segments manage and process large-scale voice and data management services that are complex and mission critical and help our clients communicate. The services offered by our operating segments are broad, but encompass similar technologies, core competencies, share infrastructure and many common customers focused in a small number of industry sectors.

Our business activities focus on providing customers with integrated business solutions that cut across each of the service offerings. As part of the “One West” strategy, the Company has initiated company-wide product innovation summits to bring the operating segments together to collaborate on product development through further integration of existing West products or leveraging product/service components for new product offerings. For example, the Company has dedicated resources to developing solutions for the healthcare market by leveraging existing products and capabilities across the five operating segments.

•	The nature of the production services

The Company’s proprietary, cost effective technology platform provides a reliable platform to process high volume and complex voice and data transactions to help clients meet their critical communication needs and achieve cost savings. This includes common call routing paths, common data center environments and a shared network infrastructure that are utilized across our operating segments. Unlike the agent-based businesses that were recently divested, these operating segments are technology centric rather than labor centric. To demonstrate this distinction, our annual revenue per employee went from approximately $80,000 per employee prior to the March 2015 divesture to approximately $230,000 per employee after the divestiture.

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In addition, to support the production services the Company operates a shared service model where Enterprise Information Technology, Facilities, Human Resources, Procurement and Finance services are provided to the operating segments from centrally managed teams.

•	The type or class of customer for their products and services

The common primary industries served by these operating segments include telecommunications, utilities, healthcare and financial services. For the six months ended June 30, 2015, our top 100 clients generated approximately 45% of our consolidated revenue, of which more than 35% was generated from customers utilizing services from two or more of our operating segments. Approximately 79% of this revenue was concentrated in five industries, information technology/communications, healthcare, pharmaceuticals, insurance and finance. The “One West” branding initiative is expected to increase this cross selling percentage by providing a consistent promotional effort offering a broad array of communication solutions under the West brand name.

•	The methods used to distribute their products or provide their services

The marketing function is centrally managed for the benefit of all of the operating segments. After Marketing completes the “One West” branding initiative in 2016, all services will be branded under the West Corporation name. All operating segments provide services through traditional and IP voice and data routing, provide call routing and mobility applications and are data center focused. Currently, each operating segment has its own sales force and partner relationships to distribute products/services. As part of the “One West” strategy, the Company has initiated some enterprise-wide sales efforts. For example, there are two sales professionals dedicated to selling all West services to the healthcare market. In addition to selling existing products and services from all of our operating segments, they identify opportunities for the Company to develop new solutions for the healthcare market. Further, the Company’s website was redesigned to support the “One West” branding effort and is consistent with the one reportable segment presentation.

•	The nature of the regulatory environment

Each of our Safety Services, Unified Communications and Conferencing Services, Telecom Services and Interactive Services operating segments are subject to significant Federal Communications Commission (the “FCC”) and/or state and local telecommunications regulations.

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Although FCC regulations are not material to our Specialized Agent Services operating segment, it also operates in a highly regulated environment. Our Specialized Agent Services and Interactive Services operating segments provide services to healthcare clients that, as providers of healthcare services, are considered “covered entities” under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). As covered entities, our clients must comply with standards for privacy, transaction and code sets, and data security. Under HIPAA, we are sometimes considered a “business associate,” which requires that we protect the security and privacy of “protected health information” provided to us by our clients.

Similar Economic Characteristics

While the Staff’s comment requested historical and projected revenues, gross margins and, operating margins, the metrics used by the Company to measure performance of the operating segments are revenue and adjusted EBITDA margin. Due to the divestiture completed in 2015, the continued integration of recent acquisitions and the transformation of the business to the “One West” strategy, the historic organic growth rate of these operating segments is not representative of 2015 or the Company’s expectation of future results. As part of the Company’s transformation from a labor-intensive business to a technology-based business, the Company has been investing in tuck-in acquisitions to expand our product offerings to existing customers or expand our customer base. The Company expects product and sales synergies from the integration of these acquisitions to increase organic revenue growth.

For 2015, organic revenue growth projected for the operating segments ranges from [**]% to [**]%, however, on a constant currency basis organic revenue growth ranges from [**]% to [**]%. The Company’s stated goal is to achieve an organic revenue growth rate in the mid-single digits. For 2016, the projected revenue organic grow rate for the operating segments ranges from [**]% to [**]%. The negative growth rate is the result of the loss of a large customer that we announced on our second quarter 2015 earnings release call. Excluding the operating segment that experienced the loss of its largest customer, we expect organic revenue growth for the remaining operating segments in 2016 to range from [**]% to [**]%. In 2017, we expect our organic revenue growth for the operating segments to range from [**]% to [**]%.

Consolidated adjusted EBITDA margins, excluding the divested agent-based businesses, for the years ending 2012 – 2014 and current projections for 2015 range from 29.6% to 31.6% over this period. The adjusted EBITDA margins for the operating segments in 2015 are expected to range from [**]% to [**]%, which is consistent with historical results. These margins are in stark contrast to the agent-based businesses we divested earlier this year. Adjusted EBITDA

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margin in 2014 and 2013 for the divested businesses were [**]% and [**]%, respectively. The Company did retain the Specialized Agent businesses with EBITDA margins of approximately [**]%. These margins are more closely aligned with the retained businesses.

As the Company continues to implement its “One West” strategy, margins are expected to further converge over time. The current long range plan, projects adjusted EBITDA margins will range from [**]% to [**]% by 2018. Therefore, the Company believes these margins, excluding the divested agent-based businesses, reflect similar economic characteristics as outlined in ASC 280-50-11.

Based on the above analysis, the Company concluded that all five operating segments aggregate to one reportable segment based on both quantitative similar economic characteristic analysis as well as the qualitative analysis of the factors in ASC 280-10-50-11 a-e.

The one reportable segment aligns with our current organizational structure and our current initiatives, while providing the users of our financial statements the ability to assess the Company’s future cash flow prospects and make informed judgements about the Company. Additionally, since the divestiture of certain of our agent-based businesses, all earnings release and analyst presentations consistently present one reportable segment.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or it there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (402) 963-1200.

Very truly yours,

Securities and Exchange Commission

October 8, 2015

[Confidential Treatment Requested by West Corporation]

WSTC 14

/s/ Jan D. Madsen
Jan D. Madsen
Chief Financial Officer
West Corporation

cc:	Jonathan Babb, Sidley Austin LLP (via e-mail)
Trevor Barton, Deloitte & Touche LLP (via e-mail)